SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 8-A/A
                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                                 TRIBUNE COMPANY
                                 ---------------
             (Exact name of registrant as specified in its charter)


                 Delaware                                36-1880355
                 --------                                ----------
  (State of Incorporation or Organization)     (IRS Employer Identification No.)

435 North Michigan Avenue, Chicago, Illinois                60611
--------------------------------------------                -----
  (Address of principal executive offices)               (Zip Code)


If this form relates to the registration of a     If this form relates to the
class of securities pursuant to Section 12(b)     registration of a class of
of the Exchange Act and is effective              securities pursuant to Section
pursuant to General Instruction A.(c),            12(g) of the Exchange Act and
please check the following box.                   is effective pursuant to
                /x/                               General Instruction A.(d),
                                                  please check the following
                                                  box.
                                                             / /


Securities to be registered pursuant to Section 12(b) of the Act:

         Title Of Each Class                  Name Of Each Exchange On Which
         To Be So Registered                  Each Class Is To Be Registered
         -------------------                  ------------------------------
    Preferred Share Purchase Rights               New York Stock Exchange
                                                  Chicago Stock Exchange
                                                  Pacific Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                      ----
                                (Title of Class)


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Item 1. Description of Securities To Be Registered.

On September 9, 1999, Tribune Company (the "Company") effected a two-for-one common stock split in the form of a 100% stock distribution to shareholders of record on August 19, 1999. The following description of the Company's preferred share purchase rights gives effect to the adjustments resulting from such stock split.

On December 2, 1997, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, without par value (the "Common Shares"), of the Company. The dividend was paid on January 5, 1998 (the "Record Date") to the record holders of Common Shares on that date. Each Right, when and if it were to become exercisable, originally entitled the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Shares") of the Company at a price of $250 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. As a result of the stock split, each Right, when and if it were to become exercisable, currently entitles the registered holder to purchase one two-hundredth of a Preferred Share at a price of $125 per one two-hundredth of a Preferred Share. The description and terms of the Rights are set forth in a Rights Agreement, dated as of December 12, 1997 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent.

Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), other than the Robert R. McCormick Tribune Foundation or the Cantigny Foundation or any successor charitable entities (collectively, the "Foundations"), has acquired beneficial ownership of 10% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by the Board) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will


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be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on January 5, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one two-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 200 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 200 times the payment made per Common Share. Each Preferred Share will have 200 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 200 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one two-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of


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the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share or one two-hundredth of a Preferred Share per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one two-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the acquisition by a person or group of affiliated or associated persons (other than the Foundations) of beneficial ownership of 10% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.005 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Rights may

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be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 10% or more of the Common Shares.

The Rights Agreement, specifying the terms of the Rights and including the form of Amendment to Certificate of Designations setting forth the terms of the Preferred Shares as an exhibit thereto, is incorporated herein by reference. The Certificate of Adjustment dated July 28, 1999 is filed as an exhibit hereto. The foregoing description of the Rights is qualified by reference to the Rights Agreement and such exhibit.

Item 2. Exhibits.

Exhibit No.  Description of Document

4.1          Rights Agreement, dated as of         Incorporated herein by
             December 12, 1997, between            reference to Exhibit 1 to the
             Tribune Company and First             Company's Current Report on
             Chicago Trust Company of New          Form 8-K filed on December
             York, as Rights Agent.                12, 1997.

4.2          Certificate of Adjustment to the
             Rights Agreement dated
             July 28, 1999.



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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           TRIBUNE COMPANY
                                           (Registrant)


Date: September 17, 1999                   /s/ R. Mark Mallory
                                           -------------------
                                           R. Mark Mallory
                                           Vice President and Controller




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                                  EXHIBIT INDEX



Exhibit No.  Exhibit Description

4.1          Rights Agreement, dated as of         Incorporated herein by
             December 12, 1997, between            reference to Exhibit 1 to the
             Tribune Company and First             Company's Current Report on
             Chicago Trust Company of New          Form 8-K filed on December
             York, as Rights Agent.                12, 1997.

4.2          Certificate of Adjustment to the
             Rights Agreement dated July 28, 1999.